UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 19, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Attn:            Alix Godos, Attorney-at-law
General Supervisor - General Conduct Supervision Office

Reference:  Relevant Information Communication
Official Letter No. 6397-2017-SMV/11.1 - File No. 2017038614
Dismissal of the obligation to provide information

Dear Sirs,

We are writing with regard to the referenced Official Letter of October 6, 2017 (hereinafter the "Official Letter"), in which the Peruvian Securities Market Regulator (the "SMV"), through the General Conduct Supervision Office, demanded that we submit several pieces of information regarding the Relevant Information Communication that we reported to the market on October 4, 2017 (hereinafter the "RIC").

In the RIC, Graña y Montero S.A.A. (hereinafter “Graña y Montero,” the “Company,” “we,” or “us” ), informed the market that the Company and Gaveglio, Aparicio y Asociados S.C. de R.L., an auditing firm member in Peru of the Price Waterhouse Coopers International Limited (PwC) network, determined that PwC was not independent as external auditor for the fiscal year of 2016, due to services provided during the fourth quarter of 2016 that differ from the financial audit. As a result, and as was also informed in the RIC, the Company has agreed with PwC to terminate the auditing agreement with respect to the consolidated financial statements for the fiscal year of 2016, subject to the approval of the General Shareholders' Meeting of Graña y Montero.

In that regard, the Official Letter requires that we explain eleven (11) points related to the RIC and the information previously reported to the market with respect to the audit of the consolidated financial statements for the year of 2016, under the provisions set forth in Article 28 of the Securities Market Law, Legislative Decree No. 861, as amended, and Article 27 of the Regulations on Material Facts and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01. Furthermore, in the Official Letter No. 6446-2017-SMV/11.1 (the “Supplemental Letter”), the SMV agreed to a request submitted on October 6, 2017 by the Company, requesting an additional term of ten (10) business days to respond to the points stated in the Official Letter.

It should be noted that among the reasons provided by the SMV for demanding information in the Official Letter is an alleged information asymmetry in the market due to the Company not having, to date, filed the Company’s audited annual individual and consolidated financial information for the year 2016. In this regard, we note that there is no situation of information asymmetry whatsoever with respect to the audited financial information for the year 2016. In fact, it cannot be asserted that there is a situation of information asymmetry, because all of the investors and stakeholders in the Company, as well as its Directors, Managers and Controlling Shareholders, are in the same position: to date, none of them has an opinion from the Company’s external auditors with respect to the Company’s financial statements for the year 2016. A situation of information asymmetry may only exist where certain information is known by certain persons and not by others.  In this case, no person has information about the financial statements audited for the year 2016, since said financial statements do not exist to date; thus, the existence of a situation of information asymmetry should be ruled out.

Reading the Official Letter, together with the Supplemental Letter, it may appear that the SMV considers Graña and Montero to be in non-compliance with the Peruvian disclosure requirements for relevant information communications, which we categorically deny. On the contrary, the Company has been very careful in reporting information in a truthful, clear, sufficient, complete and timely manner to the market concerning all areas under the scope of such requirements, not only with respect to the topics covered by the Official Letter, but also with respect to each other reportable area, as transparency is one of the Company's general practices.

Considering the above and in compliance with the SMV requirements, we fulfil our obligation to address each point stated in the Official Letter:

(i)                Inform the market of the reasons why, to date, Graña and Montero has not filed their audited annual, individual and consolidated financial information for the year 2016, explaining in detail the circumstances that led to such situation.

As stated in the RIC and in prior communications reported to the market, the audited financial statements for the year 2016 have not yet been filed, mainly due to the following two reasons. First, the delay was caused by the reasons set forth in the Relevant Information Communications of February 28 and March 2, 2017 and in the documents dated April 17, May 22 and August 14, 2017, which, in summary, stated that the Company’s then-current circumstances required that PwC take special actions concerning their auditing duties.

As such, the Relevant Information Communication of April 17, 2017 informed the market that the Company had been affected by a series of circumstances that derived from the statements made by Mr. Jorge Barata, a former official of the Odebrecht Group, who asserted that his Peruvian partners from several projects were aware of alleged illegal payments made by Odebrecht to former Peruvian government officials. Such communication also noted that the Company had been sued in the Federal Courts of the United States of America for alleged damages caused to ADS investors. For that reason and other related circumstances, the Company decided to implement a series of measures in order to clarify its then-current situation, while also strengthening the security and trust of its creditors and investors.

For that purpose, as publically disclosed, Graña y Montero set to perform an internal investigation, led by the Company’s Risk, Compliance and Sustainability Committee, with the participation of an international law firm (Simpson Thacher & Bartlett LLP, hereinafter "STB"), tasked to determine whether the Company or its officials were aware of, participated in or approved illegal acts made by companies belonging to the Odebrecht Group, with which consortiums or associations were held or maintained.

Given these circumstances, PwC, in its capacity as external auditor, requested that the Company undertake additional procedures in order for PwC to issue its audit opinion, including that PwC be aware of certain results of the internal investigation that was being conducted. As a result, on April 17, 2017, Graña y Montero requested an extension from the SMV to file the Company’s 2016 annual consolidated financial information, since it would not be possible for PwC to access the material results of an internal investigation that was in progress. This event of force majeure led the SMV, in the Official Letter No. 4500-2017-SMV/11.1, to grant us an additional term of ninety (90) calendar days to fulfil the obligation to file such financial information.

During the following weeks, both the audit and the internal investigation advanced. However, on August 14, 2017, the Company requested an additional term to file its 2016 financial information with the SMV, arguing that although PwC had had access to certain results from the internal investigation, the auditing firm believed that it was necessary to perform a deeper analysis of certain information handled by STB in such investigation. Since these events were of force majeure, beyond the control of Graña y Montero, the Company requested an additional term to file its 2016 financial information, considering that the Company had been exercising its best efforts to finish the audit.

Through the Official Letter No. 5354-2017-SMV/11.1, the General Conduct Supervision Office of the SMV, in response to our request of August 14, 2017, requested that we be more precise in regards to the missing information and documentation, and on the deadlines for the termination of the additional procedures required by PwC. In our reply on August 28, 2017, we provided the main points that remained open in the audit and reiterated the request for additional time set forth in our letter of August 14. We stated that both Graña y Montero and PwC had made joint efforts to perform the audit in an appropriate and timely manner, but that unfortunately, the delay in completing the task was mostly related to PwC's need to have its regional offices participate in the review, analysis and submittal of all  information from the Company. To supplement the previous pleadings that were provided to the SMV, on September 4, we provided an agenda of pending activities, which stated that the estimated date to complete the audit would be September 15, 2017. Since we are a publically-held corporation, the financial information approved by the General Shareholders' Meeting of Graña y Montero was to be presented by October 31, 2017, considering notice requirements under Peruvian law and our corporate by-laws.

However, in the process of finalizing the auditing of the financial statements, the following situation occurred in relation to the RIC: it was determined that PwC's independence had been affected as a consequence of rendering services other than financial auditing, which forced PwC to cease the audit and for the Company to change its auditing firm, as required by local and United States regulations that apply to Graña y Montero. In paragraphs (ii), (iii) and (ix) that follow, we discuss this further.

In view of the explanations provided, it is clear that the Company, from the beginning of the audit of its financial statements for the year 2016, has complied with its obligation to report to the market and to the SMV all relevant facts related to the status of the review led by PwC, and the reasons that have led to the delay in the issuance of the relevant opinion and further termination of the external auditing agreement.

Notwithstanding the foregoing, it is necessary to emphasize that which has already been stated about Graña y Montero: in spite of not being able to file its audited financial information for the year 2016, the Company did comply with its obligation to file its unaudited and quarterly information. Although said information is subject to verification and potential change since, it is not yet audited, its delivery clearly evidences a commitment to provide the market with all financial information under its control and responsibility.

(ii)               Explain thoroughly what happened between Graña y Montero and PwC from September 4, 2017 (date of the communication previously described) to October 4, 2017, when both parties agreed to terminate the audit contract for the 2016 fiscal year. Moreover, specify the degree of advancement or conclusion of the detailed activities in the chart presented by Graña y Montero on September 4, 2017, on the only pending items of PwC’s audit process.

From September 4, 2017 to October 4, 2017, the audit was being performed normally, considering the particular circumstances that Graña y Montero was undergoing, as informed to the SMV. PwC was finishing the pending matters (which included certain information pending from the Company) in order to conclude its procedures and thus proceed to close the audited financial statements for the 2016 fiscal year. However, in the course those activities, it was determined that there could be a potential problem with PwC’s independence as an external auditor, as a result of PwC having rendered services during the fourth quarter of 2016 that differed from financial audit services.

PwC informed the Company in late August 2017 that a warning was issued in its international channel of whistleblowing, in other words, under a PwC mechanism that allows anonymous warnings to be provided about possible acts that may contravene internal policies, laws, regulations or professional practices. This warning made reference to a potential provision of services to Graña y Montero that were not permitted, associated with internal control testing in accordance with the US Sarbanes-Oxley Act.  PwC advised that, first, it needed to conduct an investigation on the matter by interviewing its staff. Subsequently, PwC informed us that its initial perspective, after a preliminary analysis of the warning, was that PwC could maintain its independence and continue with the audit.

During September, after having followed its protocols and internal procedures, PwC informed the Company that after a deeper analysis and subsequent investigation, the warning issued by its whistleblowing system could indeed affect its independence in connection with the audit of the financial statements for the 2016 fiscal year. PwC stated that the investigation should be more thorough in order to confirm that possibility.

This event drove PwC, simultaneously with the performance of the audit of the 2016 financial statements, to conduct an additional investigation in order to determine whether a situation occurred that could result in a lack of independence. The Company also conducted an investigation on the matter. Said investigations led, on October 4, 2017, PwC and the Company to conclude definitely and undoubtedly that more services had been performed than those stated in the methodological consulting agreement, in connection with the internal control testing as per the US Sarbanes-Oxley Act, and that, as a result, the audit of the 2016 financial statements would be affected by the lack of independence, as explained in paragraph (iii) below. It is because of this, on October 4, 2017, that PwC and Graña y Montero agreed to terminate the external audit contract for 2016, subject to the confirmation by the General Shareholder's Meeting of the Company, and also reported to the market in the Relevant Information Communication.

In connection with the advancement of the items which are pending for the completion of the 2016 audit, in accordance with our communication on September 4, 2017, we note the following status:

1. The notes to the audit report which were pending on the day of the communication were revised.
2. The audit of Consorcios Ductos del Sur, undergoing a liquidation process, was concluded.
3. The implications of the insolvency proceedings initiated with respect to the Gasoducto del Sur Peruano project were analyzed, concluding that given the status of said proceeding, it would not have an impact on the Company.
4. Additional procedures to confirm and update certain transactions were concluded, and in the appropriate cases, adjustments were recorded in the 2016 financial statements.
5. The review with respect to the progress of the internal investigation carried out by STB is nearing completion, as communicated in the Relevant Information Communication of October 3, 2017.
6. Form 20-F, prepared for the Securities and Exchange Commission (SEC), is currently substantially complete.

(iii)             Explain clearly and accurately how Graña y Montero and PwC have recently become aware of this problem or conflict of interest concerning the independence of the latter, given that the service in question had been provided during the fourth quarter of 2016, which is approximately a year ago.

Graña y Montero became aware of the situation that led to the lack of independence of PwC from PwC itself, who, during the audit and based on its internal control mechanisms, warned that services were provided to Graña y Montero that exceeded those permitted to be provided by an external auditor in accordance with local and United States regulations applicable to the Company.

Thus, although the Company hired PwC in order to provide methodological consulting services in the testing plans that the Graña y Montero Group carry out based on the Sarbanes-Oxley Act (which is a permitted activity), PwC and the Company determined that in the effective performance of the services provided during the fourth quarter of 2016, there were activities that exceeded those contracted.

As stated in paragraph (ii) above, at first PwC believed that the whistleblowing warning system would not necessarily affect its independence regarding the audit of the 2016 financial statements, but on October 4, 2017, and after carrying out the abovementioned investigations by both PwC and the Company, it was concluded that PwC’s independence would indeed be affected as a result of the provision of non-permitted services, which were not part of activities contracted by Graña y Montero.

In paragraph (ix) below, we explain in greater detail the reasons why PwC’s independence was affected by this situation.

(iv)             Inform Graña and Montero’s position with regard to the fact that its shareholders, interest groups and the stock market do not have, nor will have, audited financial information for 2016 fiscal year during 2017, considering that its representative stated on many occasions that the additional audit activities, as well as the processing of additional information that PwC was carrying out, would imply that Graña and Montero’s financial information would be presented under higher standards of review, which has not occurred and will not occur during the present exercise, according to its last communication.

Graña y Montero regrets that a situation has arisen that requires the Company to change its external auditor, since all efforts were being made to close the 2016 audit within the timeline indicated in our communication of September 4, 2017.  Nevertheless, and despite that situation, both the Board and its committees, as well as the Company's management, are still focused on ensuring that the financial statements can be audited in accordance with the utmost standards of revision. Unfortunately, this will not be possible this year, since the appointment of a new auditing firm, which the General Shareholders’ Meeting must approve, requires that the auditing activities for the 2016 financial statements be carried out again, which, as is customary, will take a few months to conclude.

Notwithstanding the foregoing, as previously mentioned, the Company has been delivering quarterly information as a way of showing commitment to transparency to its shareholders and the market.

(v)              Submit a copy of the document stating the agreement between your representative and said audit for the termination of the audit contract.

We attach the agreement with PwC, which is subject to the approval of the General Shareholders’ Meeting of Graña y Montero.

(vi)             State which bodies of Graña y Montero have participated in the assessment and/or decision made to agree to the termination of the aforementioned audit agreement.

Management and the Board of Directors of the Company participated in the assessment and decision, with the opinion of its Audit and Processes Committee and its Risk, Compliance and Sustainability Committee.

(vii)            Inform in detail the measures that will be taken by Graña y Montero against PwC for breaching applicable auditing standards and ethical requirements that regulate the independence of the audit firm with respect to its client, as well as for failing to communicate in a timely manner that it is not independent from Graña y Montero in relation to the examination of financial information for the year 2016.

Since this is a complex situation, the measures to be taken are currently being assessed by the Company and its counsel.

(viii)           Inform and/or specify the criteria used by the Audit and Processes Committee and/or the one in charge of assessing, among other criteria, the independence of PwC when it was hired as audit firm for the 2016 financial statements and to provide testing services of internal control in the same year. Furthermore, inform in detail the measures that Graña y Montero has adopted or will adopt regarding its internal control system, internal control entities, audit committee and other special committees that did not timely notice the situation stated with respect to PwC.

Regarding this point, we note that the Audit and Processes Committee, which approved the hiring of PwC for services other than the auditing of financial statements had, as of the date of that approval, a different composition than the current committee. In fact, the SMV should consider that, due to the new composition of the Board of Directors of Graña y Montero that was approved in the General Shareholders’ Meeting dated March 31, 2017, the members of the Board of Directors of the Company were almost entirely replaced, which subsequently led to a change in the composition of the various committees of the Board of Directors.

For this reason, the current Audit and Processes Committee of the Company refers to the criteria that the former Audit and Processes Committee used to assess PwC’s independence when PwC was hired as the audit firm for the 2016 financial statements, as well as to provide internal control testing services in the same year. For this purpose, we will refer to statements in the minutes and the documents held by the Company with respect to the matter.

The meeting minutes of the Audit and Processes Committee of the Company of October 21, 2016 approved the hire of “…a methodological consulting service to be rendered by PwC Peru with respect to the Sarbanes Oxley Act testing plans executed by the Group, not including the assessment of design and operational efficiency or remediation of the Group’s controls."

On this topic, the Committee that was in charge in October 2016 concluded that "after reviewing the list of allowed activities and reviewing in detail the proposals and the analysis of materiality and independence that external auditors must maintain in order to provide the requested services, approved (…) and added them to the list of permitted services for the year 2016."

As it can be seen, the Committee  took into account the independence aspect, since the proposal that PwC presented for the purposes of its hiring mentioned the following:

“In accordance with the provisions of the Sarbanes-Oxley Act applicable to firms like ours, in order to accept an assignment of a firm under the supervision of the US Securities and Exchange Commission (SEC), we are under an obligation  to have the prior approval of our services by the Audit Committee. Therefore, we request to be informed, so that we can carry out the required coordination and obtain the approval of our services before starting the aforementioned work.”

Furthermore, the same proposal by PwC stated that:

“PwC shall review the methodology/approach of the testing plan of the Company and shall provide high-level recommendations based on the best practices following a random sample of the testing plan prepared by Management. Our consultancy shall be composed of methodological high-level recommendations which may be used as guidance for the Company as a prior step to perform control testing, for which Management is in charge, in reliance on scope of review it has determined for the year 2016. Our high-level remarks and recommendations will be based on PCAOB standards related to risk exposure to be mitigated, the review of evidence and the nature of testing. In relation to our methodology of consultancy, we shall take the Audit Standard # 5 (AS # 5) published by the PCAOB for comprehensive audits as methodological reference.

The Management of the Company shall make all decisions related to our recommendations.
Our services do not include the following activities:
1. Design of controls.
2. Control testing.
3. Evaluation of controls, identification of failed controls or defects, remediation or implementation.
4. Post-implementation follow-up of those failed controls."

It is evident that the Audit and Processes Committee was careful to review the aspect of independence. However, it has subsequently been determined that, in the execution of services, more services were provided than those contracted, with a significant amount of control testing performed.”

As a result, it is clear that the effect on independence that occurred was not known by the Audit and Processes Committee.

On the other hand, and to avoid similar situations to the one that occurred, the Company will adopt a policy which, as general rule, prevents hiring external audit firms for the purpose of providing services other than performing audits, and exceptions to this rule shall be duly justified and approved not only by the Audit and Processes Committee, but also by the Board of Directors of the Company.

(ix)              State and clarify what the service of “testing of internal controls” involves, which PwC allegedly made during the fourth quarter of 2016 for Graña y Montero, stating the reasons why they concluded that this service affects the independence that the audit firm must maintain, and furthermore, to mention the rule or regulation of US Sarbanes-Oxley Act that governs or requires this service.

As stated in paragraph (viii) above, the consulting service with PwC approved by the Audit and Processes Committee in October 2016 was to provide methodological recommendations related to the internal control testing required by the US Sarbanes-Oxley Act, which is the responsibility of the Company’s management.

At the beginning of the fourth quarter of 2016, PwC consultants began to provide assistance with testing pursuant to the US Sarbanes-Oxley Act, as described further below. PwC had not previously played this role in 2014 or 2015.

It should be noted that the independence of external auditors is regulated under the laws of the United States of America and the breach of this independence duty may void audited financial statements.

Under US law, “[e]very issuer … must maintain disclosure controls and procedures … and internal control over financial reporting ….” 17 CFR 240.13a-15(a).  US law further provides that (a) “The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”  17 CFR 240.13a-15(f); (b) “The management of each such issuer … must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, the effectiveness, as of the end of each fiscal year, of the issuer's internal control over financial reporting.”  17 CFR 240.13a-15(c); and (c) management must provide an “annual report on internal control over financial reporting” that “provide[s] a report of management on the registrant's internal control over financial reporting (as defined in § 240.13a-15(f) or § 240.15d-15(f) of this chapter) that contains … (3) [m]anagement's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year ….”  17 CFR 229.308.  In addition, an auditor is required to provide an “[a]ttestation report on internal control over financial reporting.” 17 CFR 210.2-02.

US auditor independence rules require an auditor to be independent. Those rules provide that: “An accountant is not independent if, at any point during the audit and professional engagement period, the accountant provides the following non-audit services to an audit client: ... (v) Internal audit outsourcing services. Any internal audit service that has been outsourced by the audit client that relates to the audit client's internal accounting controls, financial systems, or financial statements, for an audit client unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements; [and] (vi) Management functions. Acting, temporarily or permanently, as a director, officer , or employee of an audit client, or performing any decision-making, supervisory, or ongoing monitoring function for the audit client.” 17 CFR 210.2-01(c)(4)(v), (vi).

In connection with the Company’s US Sarbanes-Oxley Act testing, a team of consultants from PwC compared the data gathered by the Company to determine whether Graña y Montero controls met or did not meet criteria set by the Company. When PwC determined that a control “passed” the Company-established criteria, Graña y Montero did not further review PwC’s conclusion. When PwC determined that a control either “failed” or may have failed the Company-established criteria, Graña y Montero participated in assessing the conclusion. The work performed by PwC was sufficiently significant and involved sufficient exercise of judgment that PwC and Graña y Montero have concluded that PwC played a substantial role in testing the Company’s controls on behalf of Graña y Montero’s Sarbanes-Oxley Act compliance group.

(x)               State if PwC has rendered the services referred to in the previous paragraph during the fiscal years 2014 and 2015. Detail the evidence for which Graña y Montero deems that this situation is not relevant for the independence of PwC regarding those years.

To the extent that the relevant services were not rendered in fiscal years 2014 and 2015, the corresponding financial statements for those years were not affected.

(xi)              Inform in detail which events or consequences the situation described will have in the NYSE, as well as the measures that will be adopted by its represented to comply with the filing of Form 20-F.

On May 17, the NYSE granted the Company an extension of six months to submit its financial statements for the fiscal year 2016. That extension expires on November 15, 2017 and may be extended at the NYSE’s discretion. We have been in contact with NYSE to inform them about the situation and to request an additional extension when the existing extension expires. If the NYSE does not grant us the extension, the consequence may be the delisting of the Company’s ADSs from NYSE, which may be subject to an appeal process by the Company. The consequences of that delisting may have a negative impact on the value of the ADSs, which may then be traded over-the-counter in the United States of America, or holders may request that the depository convert to shares listed on the Lima Stock Exchange. It is important to note that such delisting would not trigger any repurchase of securities by Graña y Montero.

To date, we have failed to submit the form 20-F before the SEC, including the 2016 financial statements since May 16, 2017. The SEC has not contacted the Company to date. Unlike the SMV in Peru, the SEC does not mandate a specific fine amount for failure to submit financial information. The Company has prepared an advanced draft of the 20-F for the year 2016 with its New York counsel and with its external auditors. Nevertheless, until the audited financial statements for year 2016 are completed, the Company cannot submit the 20-F to the SEC.  Graña y Montero will try as soon as possible to issue the corresponding financial statements for the year 2016 with its new independent auditor, which shall be appointed by the General Shareholders’ Meeting. Once the audit resumes, the company will involve the new independent auditors in the revision of the 20-F, in order to submit that document as soon as the financial statements for the year 2016 are ready.

Finally, and notwithstanding the foregoing, we deem important to highlight that the failure to deliver the consolidated and audited 2016 financial statements in a timely manner is due principally to a reason that has already been explained, but which is important to repeat: Graña y Montero was involved, by a former officer of the Odebrecht group, in a situation that is completely external to the Group. Indeed, the unproven statements made by Mr. Jorge Barata that his partners knew about alleged unlawful payments made by Odebrecht to favor works with the Peruvian Government have caused Graña y Montero to undergo an arduous process to clarify its participation in the projects developed by Odebrecht, including the resulting impact on the Company’s reputation.

The response of the Company, which significantly changed the composition of its Board of Directors and replaced its Chief Executive Officer in view of this situation, was not only to deny the statements made by Mr. Barata but also, as an act of transparency and truth-seeking, to start an internal investigation led by its Risk, Compliance and Sustainability Committee and under the responsibility of  an independent company to determine if they have committed unlawful acts or if they had known of or approved the irregular payments made by Odebrecht to officers in the Peruvian Government. This voluntary decision to clarify the situation caused the external auditors to delay their analysis of the financial statements. As stated above, the Company’s goal was to raise the level of review in a complicated context, so that its investors, creditors and the market in general could know the truth about the performance of the Company and its officers.

As reported on October 3, 2017, the internal investigation performed by STB is nearing completion and to date, the Risk, Compliance and Sustainability Committee has not identified any evidence that would lead to the conclusion that any of the current or former directors, officers or employees of the Company were aware, approved or participated in any acts of corruption or payment of bribes to public officials in the projects which were carried out in consortium with Odebrecht. The results of this research will be submitted to the General Shareholders’ Meeting of the Company, which has been called for November 2 (first notice), and the market has been informed about this meeting as well.

On the other hand, it is also important to highlight that Graña y Montero, since before, but above all, in light of the aforementioned situation, has been especially careful to report pertinent facts to the market, as per the laws of the stock exchange and its corporate management documents. The SMV and the market may confirm the high standards of information that have been managed by the Company, precisely in order to prevent the situation that it faces, due to reasons and activities outside of the Company’s control, from affecting the interests of its investors and stakeholders.

We should also point out that the Company has maintained a compliant and respectful behavior towards the SMV as the regulator of the securities market. Even though we have not been able to comply with the delivery of the audited financial information for the year 2016, we have always kept the entity informed about the ongoing audit process, both by timely answering information requested and through meetings that served to increase communication and explain the circumstances. Finally, we must reiterate what we expressed at the beginning of this document, that the market has always been symmetrically and equally informed about the situation of Graña y Montero and its activities. There has not been and will not be, at the discretion of  the Board of Directors and management, information asymmetry or damage to the market as a consequence of dissemination or non-disclosure of information related to the Company. Nor have we received any complaints in this regard.

Based on the foregoing, we request the Official Letter to be deemed answered, and we reiterate our willingness to provide relevant information that is necessary to comply with our duty of transparency in the market.

We look forward to hearing from you.

Sincerely,

____________________
/s/ Luis Diaz Olivero
Chief Executive Officer
Graña y Montero S.A.A.

10/4/17 DRAFT SUBJECT TO REVIEW BY ALL PARTIES
PRIVILEGED & CONFIDENTIAL – COMMON INTEREST PRIVILEGE

Points Discussed Between Grana and PwC

1. **Form 6-K**

   Graña y Montero S.A.A (the "Company") and Gaveglio, Aparicio y Asociados S.C. de R.L. ("PwC"), a registered public accounting firm and the member in Peru of the PricewaterhouseCoopers network of firms, have determined that PwC is not independent of the Company with respect to the fiscal year 2016 as a consequence of non-audit services provided by PwC to the Company beginning in the fourth quarter of fiscal year 2016. The services relate to the Company's testing of controls in accordance with the U.S. Sarbanes-Oxley Act.

   As a result, the Company, subject to the approval of the shareholders, and PwC mutually agreed on October 4, 2017 to the Company's dismissal of PwC as auditor of the Company's consolidated financial statements for the fiscal year 2016. A shareholder meeting will be called to approve the withdrawal of PwC as auditor and to appoint a new independent auditor for fiscal year 2016.

   The independence issue described above does not affect PwC's independence with respect to the 2015 or 2014 fiscal years. Based on PwC's and the Company's current view of the matter and of the independence standards, PwC and the Company believe that PwC remains independent with respect to the financial periods covered by the Company's fiscal years 2015 and 2014 financial statements.

2. **Disagreements and Reportable Events** – PwC has not identified to Grana any "disagreements" or "reportable events" required to be disclosed in the next Form 20-F, other than a reportable event during fiscal year 2016 due to material weaknesses in the Company's internal control over financial reporting. There was also a material weakness during fiscal year 2015 as previously disclosed in the 2015 Form 20-F.

3. **Incorporation of Historical Audit Opinions** – PwC and the Company believe that PwC remains independent with respect to the financial periods covered by the Company's fiscal years 2015 and 2014 financial statements.

4. **Cooperation with Successor Auditor** – PwC agrees to reasonably cooperate with any successor auditor, including promptly providing access to and/or copies of working papers, audit evidence and information provided by the Company, responding to inquiries of the successor auditor, and making the lead auditor reasonably available to the successor auditor. PwC's work papers will be made available to the successor auditor upon execution of mutually agreeable letters by the Company, PwC, and the successor auditor setting forth standard terms and conditions upon which such information is being made available.

5. **Fees** – To be discussed and agreed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: October 19, 2017